Mail Stop 3720

January 26, 2007

Via U.S. Mail and Fax (918-664-4005)
Mr. Charles Harwell
Director
Harcom Productions, Inc.
7401 East 46th Place
Tulsa, OK 74145

> **RE:** **Harcom Productions, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 27, 2006**
> **File No. 333-139685**

Dear Mr. Harwell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure in MD&A indicating the possible private offering of securities. We note your inclusion of two tables describing the application of proceeds from a possible private offering of between $250,000 and $1,000,000 and a substantial discussion of how this financing is key to your plan of operation. Tell us in your response letter why this disclosure in your prospectus does not constitute a "general solicitation," which would render Regulation D unavailable for the company in connection with this financing.

Determination of Offering Price, page 6

2.   Since you will not receive any proceeds from the sale of the common stock in this offering, it seems inappropriate to cite your relative cash requirements as a factor considered when determining the offering price. Please remove this disclosure or clarify for readers how your cash requirements would reasonable impact the price of common shares being offered by selling shareholders.

Dilution, page 6

3.   We note that your offering price is significantly greater than the price paid by officers, directors, promoters and affiliated persons purchased during the past five years. Please provide comparison of these prices as required by Item 506(a) of Regulation S-B.

Management's Discussion and Analysis of Financial Condition, page 20

Results of Operations For the Year Ended December 31, 2005, page 24

4.   Refer to your statement "(w)e used $47,480 of cash flow from our operating activities." Based on your statement of cash flows, your operating activities for the period provided $43,389. Please advise or revise.

5.   MD&A should include a discussion of unusual or infrequent transactions, known trends or uncertainties that have had, or might reasonably be expected to have, a favorable or unfavorable material effect on revenue, operating income or net income and the relationship between revenue and the costs of the revenue. Changes in revenue should be discussed in terms of the reasons and factors contributing to the increase or decrease.   In that regard, please revise your disclosure to provide a more detailed discussion of changes in your financial condition and results from operations as required by Item 303(b)(1) and (b)(2) of Regulation S-B. Particularly expand your discussion of the components of, and analysis of changes in, revenues and cost of goods sold, and general and administrative expenses. Also discuss why your employee compensation expense decreased between 2004 and 2005 and continued to decrease period over period for the nine months ended September 30, 2006 as compared to September 30, 2005. Finally, provide discussion of any known trends or uncertainties that you anticipate may affect these balances in the future. See SEC Release No. 33-8350 (Financial Reporting Release No. 72), Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, issued December 19, 2003, and available at http://www.sec.gov/rules/interp/33-8350.htm.

Certain Relationships and Related Transactions, page 29

6.   We note, per your disclosure on pages N and O, that you have notes payable and other amounts due to officer's, directors, and perhaps other persons described in Item 404 of Regulation S-B. Please provide the disclosures required by that Item as it relates to these and any other transactions with such parties.

Balance Sheet, September 30, 2006 and 2005, page B

7.   Your column reporting balances at December 31, 2005 does not foot. It appears that some of the balances are incorrect/missing digits. Please correct the reported amounts, as appropriate.

Income Statements, pages C and H

8.   Present on the face of your historic income statements, for all periods, pro forma income and earnings per share data giving effect to your conversion to a taxable corporation and the subsequent stock splits. This information should be accompanied by sufficiently detail footnote disclosure of how the pro forma amounts were calculated and an explanation of why the information is being presented. Pro forma income taxes should be calculated using the statutory rate in effect during the periods presented.

Report of Independent Registered Public Accounting Firm, page F

9.   Refer to your auditor's report where they state that their audit was conducted "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Have your auditors revise their report to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

Balance Sheets, December 31, 2005 and 2004, page G

10.   Please revise your balance sheets to include balances for total current liabilities.

Note 10 – Subsequent Events, page P

11.   Please provide discussion in MD&A of the effect your change in classification from a limited liability corporation to a corporation on October 2, 2006 will have on your financial statements.

12.   We note that on October 22, 2006 you sold 537,500 post split shares to 43
        investors for $215. This equates to a per share price of approximately $0.004.
        Please provide discussion of the progression in your value assessment of $0.004
        at that date to your $1 offering price.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director

cc: Diane J. Harrison, Esq.
        Via Facsimile: (941) 531-4935